

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Laurence Reid, Ph.D.
Chief Executive Officer
Decibel Therapeutics, Inc.
1325 Boylston Street, Suite 500
Boston, MA 02215

  Re: Decibel Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed March 18, 2022
    File No. 333-263671

Dear Dr. Reid:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Scott Lunin, Esq.